UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated July 21, 2011.

2.               Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statements on Form S-8 (Registration No. 333-129271 and Registration No. 333-171971).

Press Release

ABB second-quarter net income rises 43% amid steady top line growth

•                  Orders up 18%(1) (10% organic(2)); 17% revenue growth (9% organic)

•                  Strong top line and business execution boost bottom line

•                  Operational EBITDA(3) up 22% to $1.5 billion

•                  Solid contribution to results from acquisitions

Zurich, Switzerland, July 21, 2011 — ABB reported a 43-percent increase in second-quarter net income to $893 million amid strong industrial growth, higher earnings in the Power Systems division and the contribution from recent acquisitions, especially Baldor Electric.

Revenues rose 17 percent and orders increased 18 percent from the second quarter of last year, with growth in both mature and emerging markets.

Customer investments aimed at increasing operational efficiency translated into strong demand for robots, energy-efficient motors and low-voltage systems in the second quarter, while capacity expansions and the need for service drove higher orders in the oil and gas, pulp and paper, metals and marine sectors.

Increasing requirements for electricity in industry and general economic growth, especially in the emerging markets, drove demand for power distribution solutions. Transmission-related investments, which generally come later in the economic cycle, remained at low levels.

A key measure of profitability — operational EBITDA(3) — increased 22 percent on the strong revenue growth. The operational EBITDA margin declined on a combination of higher investments in sales and R&D, price erosion in the power business that was not fully offset by cost savings, and a less favorable revenue mix in the automation segments. Cash from operations rose significantly.

“This was a strong quarter where we continued to execute well, driving further revenue growth, cash generation and a solid increase in shareholder returns,” said Joe Hogan, ABB’s CEO. “We’re pleased with the growth and results in the quarter and for the first half of the year.”

“Looking ahead, it’s clear that macroeconomic concerns around public debt and inflation have increased recently. However, based on what we know today, we continue to expect strong demand for productivity and energy efficiency solutions in industry and a recovery in power transmission demand in the second half of the year.”

2011 Q2 key figures

			Change
$ millions unless otherwise indicated	Q2 11	Q2 10	US$	Local
Orders	9,867	7,665	29%	18%
Order backlog (end June)	29,983	24,437	23%	9%
Revenues	9,680	7,573	28%	17%
EBIT	1,337	975	37%
as % of revenues	13.8%	12.9%
Operational EBITDA(3)	1,547	1,264	22%
as % of operational revenues(3)	16.0%	16.6%
Net income	893	623	43%
Basic net income per share ($)	0.39	0.27	44%
Cash flow from operating activities	891	649

(1)  Management discussion of orders and revenues focuses on local currency changes. US dollar changes are shown in the tables.

(2)  Organic changes exclude the impact of acquisitions (Ventyx and Baldor Electric).

(3)  Operational EBITDA represents earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring-related charges, the mark-to-market treatment of hedging transactions along with unrealized foreign exchange movements on receivables/payables, and non-recurring charges related to acquisitions (Ventyx and Baldor Electric)—see reconciliation of non-GAAP measures in Appendix 1.

Summary of Q2 2011 results

Orders received and revenues

Demand for ABB products that boost energy efficiency, industrial productivity and power reliability continued to grow in the second quarter, resulting in higher orders received in all divisions compared to the same quarter in 2010.

The Discrete Automation and Motion division recorded the strongest growth, up more than 60 percent in local currencies on strong orders from Baldor Electric—acquired in the first quarter of 2011—and also reflecting good growth in the robotics and drives businesses. Excluding Baldor Electric, the division recorded a 25-percent increase in orders. Orders were higher in Low Voltage Products, mainly on increased demand for low-voltage systems to improve electrical efficiency in industry. The Process Automation division saw orders up 15 percent as increasing commodity prices continued to drive customer investments in new capacity and services to improve the productivity of existing assets, especially in the oil and gas, pulp and paper and marine sectors.

Orders rose 4 percent in Power Products, with both utility and industrial demand improving. Continuing investments by utilities to expand and upgrade their power grids fuelled an 11-percent order increase in the Power Systems division.

Orders grew most in the Americas, mainly reflecting the acquisition of Baldor Electric, but also the result of strong growth in South America. Orders were also higher in both eastern and western Europe, while Asian growth was led by India (up almost 40 percent). Orders in China grew 4 percent compared to the same quarter in 2010.

On an organic basis (excluding the recent acquisitions of U.S.-based Ventyx and Baldor Electric), orders grew in both mature and emerging economies, up 6 percent and 13 percent, respectively.

Base orders (below $15 million) increased 18 percent (8 percent organic) and were up in all divisions. Base orders in Power Products increased for the third consecutive quarter and were 6 percent higher than the first quarter of 2011. Large orders (above $15 million) increased 19 percent in the quarter and represented 12 percent of total orders, roughly the same as in the year-earlier period.

The order backlog at the end of June reached $30 billion, a local-currency increase of 9 percent (8 percent organic) compared to the year-earlier period and flat versus the end of the first quarter of 2011.

Revenues continued growing and were higher in all divisions. The growth reflects the execution of the very strong order backlog, higher sales of short cycle products and services as well as a contribution of approximately $600 million from acquisitions(4). Excluding acquisitions, revenues rose by 9 percent.

Earnings and net income

EBIT in the second quarter of 2011 amounted to $1.3 billion, a 37-percent increase compared to the same quarter a year earlier. Revenue growth, including the impact from acquisitions, was the main contributor to the improvement.

(4)  Acquisitions comprise Ventyx and Baldor Electric.

As part of the company’s previously-announced $1-billion cost savings initiative for 2011, savings of approximately $270 million were achieved in the quarter, of which about 50 percent were derived from optimized sourcing. For the first six months of 2011, savings amounted to approximately $480 million. Costs associated with the program in the second quarter amounted to approximately $30 million and were immaterial in the first quarter.

Operational EBITDA in the second quarter of 2011 amounted to $1.5 billion, an increase of 22 percent over the year-earlier period. Acquisitions contributed approximately $115 million to operational EBITDA.

The operational EBITDA margin decline partly reflects an increase of almost $90 million in investment in research and development and selling expenses to tap growth opportunities and secure the company’s technology advantage. The operational EBITDA margin in Power Products was also lower compared to the very high level in the second quarter of 2010. In addition, the operational EBITDA margin in Low Voltage Products decreased as a result of rapid increases in silver prices that could not immediately be compensated by higher prices initiated during the quarter along with a higher proportion of systems revenues in the total revenue mix.

Net income for the quarter grew 43 percent to almost $900 million and resulted in basic earnings per share of $0.39 compared to $0.27 in the year-earlier period.

Balance sheet and cash flow

Net cash at the end of the second quarter was $1.2 billion, down from $2.2 billion at the end of the previous quarter. The decline primarily reflects the dividend payment in May of approximately $1.6 billion.

Cash from operating activities increased significantly compared to the same quarter of 2010, mainly the result of higher net earnings as well as higher customer advances that offset higher inventories needed to support growth.

ABB issued two U.S.-dollar denominated bonds during the second quarter, one of $600 million with a 2.50-percent coupon maturing in 2016 and the second of $650 million with a 4.00 percent coupon maturing in 2021.

The credit rating agency Moody’s in June lifted the rating on ABB’s long-term corporate debt to A2 from A3 with a stable outlook.

Acquisitions

During the second quarter, ABB acquired Netherlands-based Epyon B.V., a supplier of direct current fast-charging stations for electrical vehicles. ABB also announced an agreement to acquire Brisbane, Australia-based software company Mincom to expand its presence in enterprise asset management software and services. Financial terms of the deal were not disclosed. The Mincom transaction, subject to customary approvals, has not yet closed and had no impact on ABB’s second-quarter results.

Earlier this month, ABB announced the acquisition of Sweden-based pulp and paper systems and equipment supplier Lorentzen & Wettre, and Switzerland-based specialty transformer manufacturer Trasfor Group. Both transactions are expected to close in the second half of 2011.

Outlook

While macroeconomic concerns have increased recently, particularly around public debt in the U.S. and Europe and inflation in China, the long-term global outlook in ABB’s major end markets remains favorable. High commodity prices are driving increased customer capital expenditures, while simultaneously supporting spending on efficiency and productivity improvements, including service. Utility spending on power transmission to integrate renewable energy into existing grids and to interconnect national and regional power grids continues to gain momentum. The potential shift away from nuclear power and high oil prices are expected to further increase the need for energy-efficient power and automation technologies.

Emerging markets will remain the principal drivers of growth in the medium term but demand in the mature economies across all of ABB’s portfolio is also expected to continue growing over the coming quarters.

While overcapacity remains in some later-cycle infrastructure-related businesses, prices have stabilized in many sectors and ABB has initiated price increases in selected businesses in 2011, partly to offset increasing raw material costs.

Therefore, over the rest of 2011, management will continue to focus on adjusting costs while seeking profitable growth opportunities, both organic and inorganic, based on its leading technology, broad global presence, competitive cost base and strong balance sheet.

Divisional performance Q2 2011

Power Products

			Change
$ millions unless otherwise indicated	Q2 11	Q2 10	US$	Local
Orders	2,810	2,480	13%	4%
Order backlog (end June)	8,955	7,796	15%	3%
Revenues	2,783	2,528	10%	1%
EBIT	417	421	-1%
as % of revenues	15.0%	16.7%
Operational EBITDA(1)	454	515
as % of operational revenues	16.5%	20.3%
Cash flow from operating activities	158	384

(1) Earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring-related charges and the mark-to-market treatment of hedging transactions along with unrealized foreign exchange movements on receivables/payables—see reconciliation of non-GAAP measures in Appendix 1

The order growth in the quarter was driven primarily by demand from utilities and industry for power distribution solutions. Orders for equipment used to integrate renewable power into the grid and service orders also increased. Customer investments in the power transmission sector have yet to pick up. Both base and large orders increased in the quarter.

Regionally, orders were higher in the Americas, mainly as a result of grid refurbishment and power distribution investments in the U.S. and infrastructure expansion in Brazil driven by sustained economic growth. Continuing grid expansions and a large order in Saudi Arabia drove an increase in the Middle East and Africa. Orders grew in Asia and decreased in Europe, with base orders steady in the region.

Revenues were stable in the quarter as growth in the power distribution and service businesses compensated for lower levels in the later-cycle power transmission equipment business.

The lower operational EBITDA versus the very high levels of the second quarter a year earlier was due to price pressure from transmission-related orders in the backlog that was only partially offset by cost savings.

Power Systems

			Change
$ millions unless otherwise indicated	Q2 11	Q2 10	US$	Local
Orders	1,654	1,354	22%	11%
Order backlog (end June)	11,310	9,128	24%	9%
Revenues	2,025	1,635	24%	12%
EBIT	194	17	n.a.
as % of revenues	9.6%	1.0%
Operational EBITDA(1)	189	59
as % of operational revenues	9.4%	3.6%
Cash flow from operating activities	112	-65

(1) Earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring-related charges, the mark-to-market treatment of hedging transactions along with unrealized foreign exchange movements on receivables/payables and non-recurring charges related to acquisitions (Ventyx)—see reconciliation of non-GAAP measures in Appendix 1

Order growth in the quarter was driven by the need for power infrastructure to support growth in sectors such as mining and oil and gas as well as related investments in power generation, transmission links, substations and distribution solutions. Base orders grew at a double-digit pace and were higher in all businesses. Base order growth also partly reflects increased service orders.

Revenues improved on the execution of the strong order backlog, especially in the power generation, HVDC (high-voltage direct current) and offshore wind sectors. The increase in base orders taken in recent quarters, which are executed faster than longer-cycle large orders, also positively affected revenues. The order and tender backlogs remained at a high level.

Operational EBITDA and operational EBITDA margin improved significantly compared to the same quarter a year earlier on a combination of higher revenues as well as a return to profitability in the cables business.

Discrete Automation and Motion

			Change
$ millions unless otherwise indicated	Q2 11	Q2 10	US$	Local
Orders	2,615	1,476	77%	63%
Order backlog (end June)	4,595	3,223	43%	25%
Revenues	2,248	1,287	75%	61%
EBIT	349	200	75%
as % of revenues	15.5%	15.5%
Operational EBITDA(1)	419	243
as % of operational revenues	18.7%	18.9%
Cash flow from operating activities	303	154

(1) Earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring-related charges, the mark-to-market treatment of hedging transactions along with unrealized foreign exchange movements on receivables/payables and non-recurring charges related to acquisitions (Baldor Electric)—see reconciliation of non-GAAP measures in Appendix 1

Orders continued to grow strongly in the second quarter, reflecting both increased demand for energy-efficient automation solutions in all regions of the world as well as the contribution from U.S.-based industrial motor manufacturer Baldor Electric, acquired by ABB in the first quarter of 2011. Orders increased across all businesses, led by robotics and motors and generators. Excluding the impact of the Baldor Electric acquisition, orders increased by 25 percent in local currencies compared to the same quarter in 2010.

Regionally, orders grew strongest in the Americas—more than tripling—due mainly to the Baldor Electric acquisition. Excluding Baldor Electric, orders in the Americas grew 46 percent. Orders were also strongly higher in Europe and Asia, led mainly by demand growth in emerging markets.

Revenues increased at a similar pace to orders on solid execution of the strong order backlog.

The operational EBITDA rose on the increase in revenues while the operational EBITDA margin was roughly unchanged compared to the same quarter in 2010.

Low Voltage Products

			Change
$ millions unless otherwise indicated	Q2 11	Q2 10	US$	Local
Orders	1,417	1,219	16%	6%
Order backlog (end June)	1,141	879	30%	18%
Revenues	1,397	1,102	27%	16%
EBIT	234	205	14%
as % of revenues	16.8%	18.6%
Operational EBITDA(1)	268	236
as % of operational revenues	19.2%	21.4%
Cash flow from operating activities	67	121

(1) Earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring-related charges and the mark-to-market treatment of hedging transactions along with unrealized foreign exchange movements on receivables/payables—see reconciliation of non-GAAP measures in Appendix 1

Order growth in the quarter was driven primarily by increased demand for low-voltage systems. Orders in most other businesses also increased, although at a slower pace than in the past several quarters, reflecting more challenging comparisons with the strong quarters of 2010. Orders for control products declined as a result of weaker demand from the renewable energy sector.

Revenues increased in all businesses in the second quarter. Revenues grew faster than orders, reflecting the combination of product sales in the current quarter plus execution of the growing backlog of system orders won in previous quarters.

Operational EBITDA increased on higher revenues. Operational EBITDA margin declined, however, reflecting the increased share of total revenues from the lower-margin systems business and the rapid increase in silver costs that could not immediately be compensated by higher prices.

Process Automation

			Change
$ millions unless otherwise indicated	Q2 11	Q2 10	US$	Local
Orders	2,340	1,825	28%	15%
Order backlog (end June)	6,829	5,585	22%	7%
Revenues	2,095	1,737	21%	9%
EBIT	223	189	18%
as % of revenues	10.6%	10.9%
Operational EBITDA(1)	249	228
as % of operational revenues	11.8%	13.0%
Cash flow from operating activities	222	143

(1) Earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring-related charges and the mark-to-market treatment of hedging transactions along with unrealized foreign exchange movements on receivables/payables—see reconciliation of non-GAAP measures in Appendix 1

Orders increased in the quarter on continued demand growth mainly in the marine and oil and gas sectors. Orders were also higher in pulp and paper, metals and turbochargers. Orders were lower in the minerals sector compared to the high levels of the year-earlier period. Lifecycle service orders rose more than 20 percent in the quarter.

Regionally, order growth was highest in Asia—up more than 50 percent—as a result of strong marine orders in South Korea, Singapore and Japan. Orders were almost 40 percent higher in the Americas, driven by pulp and paper and minerals orders in South America and higher service orders in the U.S. Orders declined in the Middle East and Africa as large orders valued at more than $250 million in the second quarter of 2010 were not repeated.

The revenue increase reflects execution of the stronger order backlog as well as the recent growth in service orders. Operational EBITDA increased on higher revenues. The operational EBITDA margin declined reflecting revenues from some lower-margin system orders executed from the backlog.

More information

The 2011 Q2 results press release is available from July 21, 2011, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations, where a presentation for investors will also be published.

A video from Chief Executive Officer Joe Hogan on ABB’s second-quarter 2011 results will be available at 07:00 am today at www.youtube.com/abb.

ABB will host a media conference call starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 203 059 58 62. From Sweden, +46 8 5051 00 31, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 24 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 12925, followed by the # key. The recorded session will also be available as a podcast one hour after the end of the conference call and can be downloaded from www.abb.com/news.

A conference call for analysts and investors is scheduled to begin today at 4:00 p.m. CET (3:00 p.m. in the UK, 10:00 a.m. EDT). Callers should dial +1 866 291 4166 from the U.S./Canada (toll-free), +44 203 059 5862 from the U.K., or +41 91 610 56 00 from the rest of the world. Callers are requested to phone in 15 minutes before the start of the call. The recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website. You will find the link to access the podcast at www.abb.com.

Investor calendar 2011
Q3 2011 results	Oct. 27, 2011
ABB Capital Markets Day 2011	Nov. 4, 2011

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 130,000 people.

Zurich, July 21, 2011

Joe Hogan, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Antonio Ligi	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	USA: Tel. +1 203 750 7743	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	investor.relations@ch.abb.com
Fax: +41 43 317 7958
media.relations@ch.abb.com

ABB Q2 and half-year 2011 key figures

				Change				Change
$ millions unless otherwise indicated		Q2 11	Q2 10	US$	Local	H1 11	H1 10	US$	Local
Orders	Group	9,867	7,665	29%	18%	20,224	15,732	29%	21%
	Power Products	2,810	2,480	13%	4%	5,670	4,881	16%	9%
	Power Systems	1,654	1,354	22%	11%	3,591	3,112	15%	8%
	Discrete Automation & Motion	2,615	1,476	77%	63%	4,959	2,884	72%	63%
	Low Voltage Products	1,417	1,219	16%	6%	2,826	2,325	22%	15%
	Process Automation	2,340	1,825	28%	15%	4,946	3,940	26%	18%
	Corporate and other (inter-division eliminations)	-969	-689			-1,768	-1,410
Revenues	Group	9,680	7,573	28%	17%	18,082	14,507	25%	17%
	Power Products	2,783	2,528	10%	1%	5,110	4,847	5%	-1%
	Power Systems	2,025	1,635	24%	12%	3,858	3,019	28%	19%
	Discrete Automation & Motion	2,248	1,287	75%	61%	4,128	2,500	65%	57%
	Low Voltage Products	1,397	1,102	27%	16%	2,592	2,113	23%	16%
	Process Automation	2,095	1,737	21%	9%	3,995	3,472	15%	7%
	Corporate and other (inter-division eliminations)	-868	-716			-1,601	-1,444
EBIT	Group	1,337	975	37%		2,350	1,684	40%
	Power Products	417	421	-1%		767	776	-1%
	Power Systems	194	17	n.a.		299	10	n.a.
	Discrete Automation & Motion	349	200	75%		574	361	59%
	Low Voltage Products	234	205	14%		469	347	35%
	Process Automation	223	189	18%		474	347	37%
	Corporate and other (inter-division eliminations)	-80	-57			-233	-157
EBIT %	Group	13.8%	12.9%			13.0%	11.6%
	Power Products	15.0%	16.7%			15.0%	16.0%
	Power Systems	9.6%	1.0%			7.8%	0.3%
	Discrete Automation & Motion	15.5%	15.5%			13.9%	14.4%
	Low Voltage Products	16.8%	18.6%			18.1%	16.4%
	Process Automation	10.6%	10.9%			11.9%	10.0%
Operational EBITDA*	Group	1,547	1,264	22%		2,866	2,226	29%
	Power Products	454	515	-12%		858	923	-7%
	Power Systems	189	59	220%		321	121	165%
	Discrete Automation & Motion	419	243	72%		797	439	82%
	Low Voltage Products	268	236	14%		530	406	31%
	Process Automation	249	228	9%		495	408	21%
Operational EBITDA %	Group	16.0%	16.6%			15.9%	15.3%
	Power Products	16.5%	20.3%			16.8%	19.0%
	Power Systems	9.4%	3.6%			8.4%	4.0%
	Discrete Automation & Motion	18.7%	18.9%			19.3%	17.5%
	Low Voltage Products	19.2%	21.4%			20.5%	19.2%
	Process Automation	11.8%	13.0%			12.4%	11.8%

* Operational EBITDA represents earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring-related charges, the mark-to-market treatment of hedging transactions along with unrealized foreign exchange movements on receivables/payables, and non-recurring charges related to acquisitions (Ventyx and Baldor Electric)—see reconciliation of non-GAAP measures in Appendix 1.

Q2 2011 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q2 11	Q2 10	US$	Local	Q2 11	Q2 10	US$	Local
Europe	3’490	2’866	22%	6%	3’779	2’872	32%	15%
Americas	2’564	1’462	75%	68%	2’228	1’481	50%	44%
Asia	2’902	2’165	34%	24%	2’579	2’175	19%	10%
Middle East and Africa	911	1’172	-22%	-27%	1’094	1’045	5%	-2%
Group total	9’867	7’665	29%	18%	9’680	7’573	28%	17%

Half-year 2011 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	H1 11	H1 10	US$	Local	H1 11	H1 10	US$	Local
Europe	7’580	6’299	20%	12%	7’070	5’647	25%	15%
Americas	4’728	2’959	60%	54%	4’236	2’795	52%	46%
Asia	5’999	4’266	41%	32%	4’692	4’085	15%	8%
Middle East and Africa	1’917	2’208	-13%	-17%	2’084	1’980	5%	1%
Group total	20’224	15’732	29%	21%	18’082	14’507	25%	17%

Operational EBIT and operational EBITDA by division Q2 2011 vs Q2 2010

	ABB		Power Products		Power Systems		Discrete Automation & Motion		Low Voltage Products		Process Automation
	Q2 11	Q2 10	Q2 11	Q2 10	Q2 11	Q2 10	Q2 11	Q2 10	Q2 11	Q2 10	Q2 11	Q2 10
Revenues (as per Financial Statements)	9’680	7’573	2’783	2’528	2’025	1’635	2’248	1’287	1’397	1’102	2’095	1’737
Derivative impact	(37)	26	(28)	12	(14)	1	(8)	—	(1)	2	14	11
Operational revenues	9’643	7’599	2’755	2’540	2’011	1’636	2’240	1’287	1’396	1’104	2’109	1’748

EBIT (as per Financial Statements)	1’337	975	417	421	194	17	349	200	234	205	223	189
Derivative impact	(58)	57	(14)	34	(42)	8	(4)	6	—	3	3	9
Restructuring-related costs	27	70	1	18	10	18	12	19	3	2	2	12
Charges (non-recurring) related to significant acquisitions	1						1
including non-recurring amortization	2						2
Operational EBIT	1’307	1’102	404	473	162	43	358	225	237	210	228	210
Operational EBIT margin	13.6%	14.5%	14.7%	18.6%	8.1%	2.6%	16.0%	17.5%	17.0%	19.0%	10.8%	12.0%
Depreciation	167	129	43	36	14	10	31	16	29	24	15	13
Amortization	75	33	7	6	13	6	32	2	2	2	6	5
Amortization (non-recurring) related to significant acquisitions	(2)						(2)
Operational EBITDA	1’547	1’264	454	515	189	59	419	243	268	236	249	228
Operational EBITDA margin	16.0%	16.6%	16.5%	20.3%	9.4%	3.6%	18.7%	18.9%	19.2%	21.4%	11.8%	13.0%

Appendix I

Reconciliation of non-GAAP measures

($ millions, unaudited)

	Three months ended June 30,
	2011	2010
EBIT Margin (= EBIT as % of revenues)
Earnings before interest and taxes (EBIT)	1’337	975
Revenues	9’680	7'573
EBIT Margin	13.8%	12.9%

EBIT as per financial statements	1’337	975
reversal of:
Unrealized gains and losses on derivatives (FX, commodities, embedded derivatives)	(32)	91
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	7	12
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(33)	(46)
Restructuring and restructuring-related expenses	27	70
Charges related to significant acquisitions (1)	1	—
Operational EBIT	1’307	1’102
reversal of:
Depreciation	167	129
Amortization	75	33
Backlog amortization related to significant acquisitions	(2)	—
Operational EBITDA	1’547	1’264

Revenues as per financial statements	9’680	7’573
reversal of:
Unrealized gains and losses on derivatives	1	74
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(6)	1
Unrealized foreign exchange movements on receivables (and related assets)	(32)	(49)
Operational Revenues	9’643	7’599

Operational EBITDA Margin (= Operational EBITDA as % of Operational Revenues)	16.0%	16.6%

(1) includes $2 million backlog amortization related to acquisitions in the 3 months ended June 30, 2011

	June 30,	Dec. 31,
	2011	2010
Net Cash (= Cash and equivalents plus marketable securities and short-term investments, less total debt)
Cash and equivalents	4’552	5’897
Marketable securities and short-term investments	359	2’713
Cash and marketable securities	4’911	8’610
Short-term debt and current maturities of long-term debt	1’191	1’043
Long-term debt	2’471	1’139
Total debt	3’662	2’182
Net Cash	1’249	6’428

	June 30,	Dec. 31,
	2011	2010
Net Working Capital
Receivables, net	10’984	9’970
Inventories, net	6’628	4’878
Prepaid expenses	256	193
Accounts payable, trade	(5’187)	(4’555)
Billings in excess of sales	(1’797)	(1’730)
Employee and other payables	(1’444)	(1’526)
Advances from customers	(1’935)	(1’764)
Accrued expenses	(1’692)	(1’644)
Net Working Capital	5’813	3’822

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Six months ended		Three months ended
($ in millions, except per share data in $)	Jun. 30, 2011	Jun. 30, 2010	Jun. 30, 2011	Jun. 30, 2010

Sales of products	15,207	12,062	8,154	6,309
Sales of services	2,875	2,445	1,526	1,264
Total revenues	18,082	14,507	9,680	7,573
Cost of products	(10,673)	(8,486)	(5,700)	(4,428)
Cost of services	(1,815)	(1,625)	(959)	(835)
Total cost of sales	(12,488)	(10,111)	(6,659)	(5,263)
Gross profit	5,594	4,396	3,021	2,310
Selling, general and administrative expenses	(2,619)	(2,212)	(1,356)	(1,081)
Non-order related research and development expenses	(640)	(502)	(334)	(256)
Other income (expense), net	15	2	6	2
Earnings before interest and taxes	2,350	1,684	1,337	975
Interest and dividend income	43	50	25	26
Interest and other finance expense	(92)	(87)	(41)	(45)
Income from continuing operations before taxes	2,301	1,647	1,321	956
Provision for taxes	(679)	(486)	(395)	(285)
Income from continuing operations, net of tax	1,622	1,161	926	671
Loss from discontinued operations, net of tax	(1)	(1)	(1)	(2)
Net income	1,621	1,160	925	669
Net income attributable to noncontrolling interests	(73)	(73)	(32)	(46)
Net income attributable to ABB	1,548	1,087	893	623

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,549	1,088	894	625
Net income	1,548	1,087	893	623

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.68	0.48	0.39	0.27
Net income	0.68	0.47	0.39	0.27

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.68	0.47	0.39	0.27
Net income	0.68	0.47	0.39	0.27

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,286	2,289	2,288	2,288
Diluted earnings per share attributable to ABB shareholders	2,290	2,294	2,292	2,293

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Jun. 30, 2011	Dec. 31, 2010

Cash and equivalents	4,552	5,897
Marketable securities and short-term investments	359	2,713
Receivables, net	10,984	9,970
Inventories, net	6,628	4,878
Prepaid expenses	256	193
Deferred taxes	1,067	896
Other current assets	689	801
Total current assets	24,535	25,348

Property, plant and equipment, net	5,019	4,356
Goodwill	6,888	4,085
Other intangible assets, net	2,002	701
Prepaid pension and other employee benefits	238	173
Investments in equity-accounted companies	20	19
Deferred taxes	283	846
Other non-current assets	884	767
Total assets	39,869	36,295

Accounts payable, trade	5,187	4,555
Billings in excess of sales	1,797	1,730
Employee and other payables	1,444	1,526
Short-term debt and current maturities of long-term debt	1,191	1,043
Advances from customers	1,935	1,764
Deferred taxes	403	357
Provisions for warranties	1,441	1,393
Provisions and other current liabilities	2,723	2,726
Accrued expenses	1,692	1,644
Total current liabilities	17,813	16,738

Long-term debt	2,471	1,139
Pension and other employee benefits	828	831
Deferred taxes	568	411
Other non-current liabilities	1,674	1,718
Total liabilities	23,354	20,837

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,314,743,264 and 2,308,782,064 issued shares at June 30, 2011, and December 31, 2010, respectively)	1,614	1,454
Retained earnings	15,368	15,389
Accumulated other comprehensive loss	(573)	(1,517)
Treasury stock, at cost (24,569,324 and 25,317,453 shares at June 30, 2011, and December 31, 2010, respectively)	(428)	(441)
Total ABB stockholders’ equity	15,981	14,885
Noncontrolling interests	534	573
Total stockholders’ equity	16,515	15,458
Total liabilities and stockholders’ equity	39,869	36,295

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Six months ended		Three months ended
($ in millions)	Jun. 30, 2011	Jun. 30, 2010	Jun. 30, 2011	Jun. 30, 2010

Operating activities:
Net income	1,621	1,160	925	669
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	473	326	242	162
Pension and other employee benefits	(66)	30	(59)	8
Deferred taxes	(6)	70	(3)	46
Net gain from sale of property, plant and equipment	(16)	(14)	(7)	(8)
Income from equity-accounted companies	(1)	(2)	(1)	(3)
Other	47	36	27	22
Changes in operating assets and liabilities:
Trade receivables, net	(260)	(300)	(275)	(383)
Inventories, net	(899)	(407)	(399)	(127)
Trade payables	257	320	122	295
Billings in excess of sales	(12)	44	88	2
Provisions, net	(265)	(127)	(87)	(34)
Advances from customers	81	(96)	117	(133)
Other assets and liabilities, net	173	36	201	133
Net cash provided by operating activities	1,127	1,076	891	649

Investing activities:
Purchases of marketable securities (available-for-sale)	(618)	(1,678)	(32)	(1,434)
Purchases of marketable securities (held-to-maturity)	—	(65)	—	(50)
Purchases of short-term investments	(140)	(1,576)	—	(138)
Purchases of property, plant and equipment and intangible assets	(343)	(280)	(204)	(132)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(3,186)	(1,154)	(84)	(1,101)
Proceeds from sales of marketable securities (available-for-sale)	2,399	550	315	479
Proceeds from maturity of marketable securities (available-for-sale)	220	220	86	83
Proceeds from maturity of marketable securities (held-to-maturity)	—	240	—	54
Proceeds from short-term investments	525	2,945	147	1,302
Proceeds from sales of property, plant and equipment	15	24	9	10
Proceeds from sales of businesses and equity-accounted companies (net of cash disposed)	3	65	3	66
Changes in financing and other non-current receivables, net	(75)	(20)	(66)	(13)
Net cash provided by (used in) investing activities	(1,200)	(729)	174	(874)

Financing activities:
Net changes in debt with original maturities of 90 days or less	97	36	46	14
Increase in debt	1,317	167	1,280	86
Repayment of debt	(1,339)	(267)	(40)	(203)
Issuance of shares	105	—	105	—
Transactions in treasury shares	5	(104)	1	(104)
Dividends paid	(1,569)	—	(1,569)	—
Acquisition of noncontrolling interests	(11)	—	(11)	—
Dividends paid to noncontrolling shareholders	(110)	(117)	(109)	(101)
Other	63	9	100	15
Net cash used in financing activities	(1,442)	(276)	(197)	(293)

Effects of exchange rate changes on cash and equivalents	170	(654)	35	(354)

Net change in cash and equivalents - continuing operations	(1,345)	(583)	903	(872)

Cash and equivalents, beginning of period	5,897	7,119	3,649	7,408
Cash and equivalents, end of period	4,552	6,536	4,552	6,536

Supplementary disclosure of cash flow information:
Interest paid	65	46	32	24
Taxes paid	727	499	429	271

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2010	3,943	12,828	(1,056)	20	(1,068)	20	(2,084)	(897)	13,790	683	14,473
Comprehensive income:
Net income		1,087							1,087	73	1,160
Foreign currency translation adjustments			(888)				(888)		(888)	(4)	(892)
Effect of change in fair value of available-for-sale securities, net of tax				(2)			(2)		(2)		(2)
Unrecognized income (loss) related to pensions and other postretirement plans, net of tax					152		152		152		152
Change in derivatives qualifying as cash flow hedges, net of tax						(24)	(24)		(24)		(24)
Total comprehensive income									325	69	394
Changes in noncontrolling interests	2								2		2
Dividends paid to noncontrolling shareholders									—	(174)	(174)
Treasury stock transactions	(12)							(89)	(101)		(101)
Share-based payment arrangements	34								34		34
Balance at June 30, 2010	3,967	13,915	(1,944)	18	(916)	(4)	(2,846)	(986)	14,050	578	14,628

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2011	1,454	15,389	(707)	18	(920)	92	(1,517)	(441)	14,885	573	15,458
Comprehensive income:
Net income		1,548							1,548	73	1,621
Foreign currency translation adjustments			996				996		996	8	1,004
Effect of change in fair value of available-for-sale securities, net of tax				(7)			(7)		(7)		(7)
Unrecognized income (loss) related to pensions and other postretirement plans, net of tax					(18)		(18)		(18)		(18)
Change in derivatives qualifying as cash flow hedges, net of tax						(27)	(27)		(27)		(27)
Total comprehensive income									2,492	81	2,573
Changes in noncontrolling interests	(3)								(3)	2	(1)
Dividends paid to noncontrolling shareholders									—	(122)	(122)
Dividends paid		(1,569)							(1,569)		(1,569)
Treasury stock transactions	(8)							13	5		5
Share-based payment arrangements	37								37		37
Issuance of shares	105								105		105
Call options	10								10		10
Replacement options issued in connection with acquisition	19								19		19
Balance at June 30, 2011	1,614	15,368	289	11	(938)	65	(573)	(428)	15,981	534	16,515

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2010.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in the Company’s annual goodwill impairment test,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the doubtful debt allowance.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current year’s presentation. These changes primarily relate to non-current assets, where “Financing and other non-current receivables, net” have been included in “Other non-current assets”.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 2. Recent accounting pronouncements

Applicable in current period

Fair value measurements

As of January 1, 2011, the Company adopted an accounting standard update that requires additional disclosure for fair value measurements. The update requires disclosure, on a gross basis, about purchases, sales, issuances, and settlements of Level 3 (significant unobservable inputs) instruments when reconciling the fair value measurements. The adoption of this update did not result in additional disclosures for the six and three months ended June 30, 2011, as there were no significant financial assets and liabilities measured at fair value using Level 3 of the fair value hierarchy.

Disclosures about the credit quality of financing receivables and the allowance for credit losses

As of January 1, 2011, the Company adopted an accounting standard update that requires additional disclosures regarding the changes and reasons for those changes in the allowance for credit losses. The new disclosure requirements did not have a material impact on the consolidated financial statements for the six and three months ended June 30, 2011.

Revenue recognition for multiple deliverable arrangements

The Company adopted an accounting standard update on revenue recognition for multiple deliverable arrangements, for such arrangements entered into or materially modified by the Company on or after January 1, 2011. This update amends the criteria for allocating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling price of each specific deliverable that includes vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available), or estimated selling price if neither of the first two are available. This update also:

•                  eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement, and

•                  expands the disclosure requirements regarding a vendor’s multiple-deliverable revenue arrangements.

The adoption of this update did not have a significant impact on the consolidated financial statements for the six and three months ended June 30, 2011.

Revenue arrangements that include software elements

The Company adopted an accounting standard update for certain revenue arrangements that include software elements, entered into or materially modified by the Company on or after January 1, 2011. This update amends the existing guidance on revenue arrangements that contain both hardware and software elements. This update modifies the existing rules to exclude from the software revenue guidance (i) non-software components of tangible products and (ii) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. Undelivered elements in the arrangement related to the non-software components also are excluded from this guidance. The adoption of this update did not have a significant impact on the consolidated financial statements for the six and three months ended June 30, 2011.

Goodwill impairment test for reporting units with zero or negative carrying amounts

As of January 1, 2011, the Company adopted an accounting standard update which clarifies that the Company is required to perform the second step of the goodwill impairment test (determining whether goodwill has been impaired and calculating the amount of the impairment) also for reporting units with zero or negative carrying amounts, if it is more likely than not that a goodwill impairment exists. In determining whether a goodwill impairment exists, the Company considers whether there are any adverse qualitative factors indicating such an impairment. A reporting unit is an operating segment or one level below an operating segment. The adoption of this update did not have a significant impact on the consolidated financial statements for the six and three months ended June 30, 2011.

Notes to the Interim Consolidated Financial Information (unaudited)

Disclosure of supplementary pro forma information for business combinations

For business combinations entered into on or after January 1, 2011, that are material on an individual or aggregate basis, the Company has adopted an accounting standard update that clarifies the requirement regarding the disclosure of pro forma information for business combinations. Under the update, the Company is required to disclose pro forma revenues and earnings of the combined entity as though the business combination(s) had occurred as of the beginning of the comparable prior annual reporting period only. This update also expands the disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. See Note 3 for pro forma disclosures related to the acquisition of Baldor Electric Company.

Applicable for future periods

A creditor’s determination of whether a restructuring is a troubled debt restructuring

In April 2011, an accounting standard update was issued that provides clarifying guidance regarding whether a restructuring of receivables constitutes a troubled debt restructuring and requires additional disclosures. This update is effective for the Company for the interim period beginning July 1, 2011, and is applicable retrospectively to January 1, 2011. The Company does not believe that this new guidance and disclosure requirement will have a material impact on its consolidated financial statements.

Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs

In May 2011, an accounting standard update was issued that provides guidance that results in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. These amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the amendments in this update are not intended to result in a change in the application of the requirements of U.S. GAAP. Some of the amendments clarify the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This update is effective for the Company for periods beginning January 1, 2012. The Company is currently evaluating the impact of this update.

Presentation of comprehensive income

In June 2011, an accounting standard update was issued with regards to the presentation of comprehensive income. Under the new guidance the Company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, regardless of which presentation is selected, the Company is required to show on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement or statements where the components of net income and the components of other comprehensive income are presented. This update is effective for the Company for periods beginning January 1, 2012 and is applicable retrospectively. The Company is currently evaluating whether to present a single continuous statement of comprehensive income or two separate but consecutive statements.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 3. Acquisitions

Acquisitions were as follows:

	Six months ended June 30,		Three months ended June 30,
($ in millions, except number of acquired businesses)	2011	2010	2011	2010
Acquisitions (net of cash acquired)(1)	3,137	1,146	64	1,090
Aggregate excess of purchase price over fair value of net assets acquired(2)	2,697	1,004	56	959

Number of acquired businesses	5	6	2	3

(1) Excluding changes in cost and equity investments but including $19 million representing the fair value of replacement vested stock options issued to Baldor employees at the acquisition date.

(2) Recorded as goodwill.

In the table above, the “Acquisitions” and “Aggregate excess of purchase price over fair value of net assets acquired” amounts for the six and three months ended June 30, 2011, relate primarily to the acquisition of Baldor, as described below. For the six and three months ended June 30, 2010, these amounts relate primarily to the acquisition of Ventyx, as described below.

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Interim Consolidated Financial Information since the date of acquisition.

On January 26, 2011, the Company acquired 83.25 percent of the outstanding shares of Baldor Electric Company (Baldor) for $63.50 per share in cash. On January 27, 2011, the Company exercised its top-up option contained in the merger agreement, bringing its shareholding in Baldor to 91.6 percent, allowing the Company to complete a short-form merger under Missouri, United States, law. On the same date, the Company completed the purchase of the remaining 8.4 percent of outstanding shares. The resulting cash outflows for the Company amounted to $4,276 million, representing $2,966 million for the purchase of the shares, net of cash acquired, $70 million related to cash settlement of Baldor options held at acquisition date and $1,240 million for the repayment of debt assumed upon acquisition.

Baldor markets, designs and manufactures industrial electric motors, mechanical power transmission products, drives and generators. The acquisition broadens the product offering of the Company’s Discrete Automation and Motion operating segment, closing the gap in the Company’s automation portfolio in North America by adding Baldor’s NEMA (National Electrical Manufacturers Association) motors product line as well as adding Baldor’s growing mechanical power transmission business.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for the acquisition is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

Notes to the Interim Consolidated Financial Information (unaudited)

The aggregate preliminary purchase consideration for business acquisitions in the six months ended June 30, 2011, has been allocated as follows:

	Allocated amounts			Weighted- average
($ in millions)	Baldor	Other	Total	useful life
Customer relationships	993	—	993	19 years
Technology	259	10	269	7 years
Trade name	121	—	121	10 years
Order backlog	17	—	17	2 months
Intangible assets	1,390	10	1,400
Fixed assets	402	1	403
Debt acquired	(1,241)	(5)	(1,246)
Deferred tax liabilities	(594)	—	(594)
Inventories	425	3	428
Other assets and liabilities, net(1)	48	1	49
Goodwill(2)	2,625	72	2,697
Total consideration (net of cash acquired) (3)	3,055	82	3,137

(1) Gross receivables from the Baldor acquisition totaled $264 million; the fair value of which was $261 million after allowance for estimated uncollectable receivables.

(2) The Company does not expect the majority of goodwill recognized to be deductible for income tax purposes.

(3) Cash acquired in the Baldor acquisition totaled $48 million. Additional consideration for the Baldor acquisition included $70 million related to the cash settlement of stock options held by Baldor employees at the acquisition date and $19 million representing the fair value of replacement vested stock options issued to Baldor employees at the acquisition date. The fair value of these stock options was estimated using a Black-Scholes model.

The Company’s Consolidated Income Statement for the six and three months ended June 30, 2011, includes total revenues of $893 million and $522 million, respectively, and a net income (including acquisition-related charges) of $24 million and $56 million, respectively, in respect of Baldor since the date of acquisition.

The unaudited pro forma financial information in the table below summarizes the combined pro forma results of the Company and Baldor for the six and three months ended June 30, 2011 and 2010, as if Baldor had been acquired on January 1, 2010.

	Six months ended June 30,		Three months ended June 30,
($ in millions)	2011	2010	2011	2010
Total revenues	18,192	15,343	9,680	8,012
Income from continuing operations, net of tax	1,707	1,113	926	688

The pro forma results are for information purposes only and do not include any anticipated cost synergies or other effects of the planned integration of Baldor. Accordingly, such pro forma amounts are not necessarily indicative of the results that would have occurred had the acquisition been completed on the date indicated, nor are they indicative of the future operating results of the combined company.

Notes to the Interim Consolidated Financial Information (unaudited)

The unaudited pro forma results above include certain adjustments related to the Baldor acquisition. The table below summarizes the adjustments necessary to present the pro forma financial information of the combined entity as if Baldor had been acquired on January 1, 2010.

	Adjustments
	Six months ended June 30,		Three months ended June 30,
($ in millions)	2011	2010	2011	2010

Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(7)	(45)	(1)	(26)
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	17	(17)	2	(2)
Impact on cost of sales from fair valuing acquired inventory	59	(59)	(4)	4
Interest expense on Baldor’s debt	11	52	—	28
Baldor stock-option plans adjustments	66	—	—	—
Impact on selling, general and administrative expenses from acquisition-related costs	63	(32)	3	(3)
Taxation adjustments	(66)	31	—	2
Other	—	(16)	—	(9)
Total pro forma adjustments	143	(86)	—	(6)

On June 1, 2010, the Company acquired all of the shares of Ventyx Inc., Ventyx Software Inc. and Ventyx Dutch Holding B.V., representing substantially all of the revenues, assets and liabilities of the Ventyx group. Ventyx provides software solutions to global energy, utility, communications and other asset-intensive businesses and was integrated into the network management business within the Power Systems segment to form a single unit for energy management software solutions.

The aggregate purchase price of business acquisitions in the six months ended June 30, 2010, settled in cash, has been allocated as follows:

($ in millions)	Allocated amount	Weighted-average useful life
Intangible assets(1)	316	7
Deferred tax liabilities	(131)
Other assets and liabilities, net(2)	(43)
Goodwill(3)	1,004
Total (4)	1,146

(1) Includes mainly capitalized software for sale and customer relationships

(2) Including debt assumed upon acquisition

(3) Goodwill recognized is not deductible for income tax purposes

(4) Primarily relates to the acquisition of Ventyx

Changes in total goodwill were as follows:

($ in millions)	Total
Balance at January 1, 2010	3,026
Goodwill acquired during the period(1)	1,091
Exchange rate differences	(24)
Other	(8)
Balance at December 31, 2010	4,085
Goodwill acquired during the period(2)	2,697
Exchange rate differences	106
Other	—
Balance at June 30, 2011	6,888

(1) Includes primarily goodwill in respect of Ventyx, acquired in June 2010, which has been allocated to the Power Systems operating segment.

(2) Includes primarily goodwill in respect of Baldor, acquired in January 2011, which has been allocated to the Discrete Automation and Motion operating segment.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 4. Cash and equivalents and marketable securities and short-term investments

Current assets

Cash and equivalents and marketable securities and short-term investments consisted of the following:

	June 30, 2011
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,657			1,657	1,657	—
Time deposits	2,896			2,896	2,895	1
Debt securities available-for-sale:
– U.S. government obligations	146	5	—	151	—	151
– Other government obligations	4	—	(1)	3	—	3
– Corporate	136	8	—	144	—	144
Equity securities available-for-sale	56	6	(2)	60	—	60
Total	4,895	19	(3)	4,911	4,552	359

	December 31, 2010
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,851			1,851	1,851	—
Time deposits	4,044			4,044	3,665	379
Debt securities available-for-sale:
– U.S. government obligations	147	5	(1)	151	—	151
– Other government obligations	4	—	(1)	3	—	3
– Corporate	708	8	—	716	381	335
Equity securities available-for-sale	1,836	11	(2)	1,845	—	1,845
Total	8,590	24	(4)	8,610	5,897	2,713

Non-current assets

In the first half of 2011, the Company purchased shares in a listed company and, as such, classified these as available-for-sale equity securities. The investment is recorded in “Other non-current assets”. At June 30, 2011, the cost basis, the gross unrealized loss and fair value of these equity securities were $14 million, $3 million and $11 million, respectively.

In addition, certain held-to-maturity marketable securities (pledged in respect of a certain non-current deposit liability) are recorded in “Other non-current assets”. At June 30, 2011, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $90 million, $17 million and $107 million, respectively. At December 31, 2010, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $84 million, $19 million and $103 million, respectively. The maturity dates of these securities range from 2014 to 2021.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 5. Financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposure, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding purchase contracts, as well as at least 50 percent of the forecasted commodity purchases over the next eighteen months. In certain locations where the price of electricity is hedged, up to a maximum of 90 percent of the forecasted electricity needs, depending on the length of the forecasted exposures, are hedged. Swap and futures contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates and in currencies other than the issuing entity’s functional currency. Interest rate swaps are used to manage the interest rate risk associated with such debt. In addition, from time to time, the Company uses instruments such as interest rate swaps, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Volume of derivative activity

Foreign exchange and interest rate derivatives:

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts
($ in millions)	June 30, 2011	December 31, 2010	June 30, 2010
Foreign exchange contracts	18,308	16,971	13,863
Embedded foreign exchange derivatives	3,379	2,891	2,897
Interest rate contracts	3,240	2,357	2,271

Notes to the Interim Consolidated Financial Information (unaudited)

Derivative commodity contracts:

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

		Total notional amounts
Type of derivative	Unit	June 30, 2011	December 31, 2010	June 30, 2010
Copper swaps	metric tonnes	30,959	20,977	23,136
Aluminum swaps	metric tonnes	5,269	3,050	3,626
Nickel swaps	metric tonnes	18	36	12
Lead swaps	metric tonnes	9,950	9,525	—
Electricity futures	megawatt hours	382,573	363,340	418,433
Crude oil swaps	barrels	150,375	121,979	128,940
Silver swaps	ounces	595	—	—
Zinc swaps	metric tonnes	75	—	—

Equity derivatives:

At June 30, 2011, December 31, 2010 and June 30, 2010, the Company held 64 million, 58 million and 64 million cash-settled call options on ABB Ltd shares with a total fair value of $57 million, $45 million and $41 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At June 30, 2011, and December 31, 2010, “Accumulated other comprehensive loss” included net unrealized gains of $65 million and $92 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at June 30, 2011, net gains of $53 million are expected to be reclassified to earnings in the following twelve months. At June 30, 2011, the longest maturity of a derivative classified as a cash flow hedge was 80 months.

The amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were not significant in the six and three months ended June 30, 2011 and 2010.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” and the Consolidated Income Statements were as follows:

Six months ended June 30, 2011
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	35	Total revenues	78	Total revenues	(1)
		Total cost of sales	(3)	Total cost of sales	—
Commodity contracts	(3)	Total cost of sales	6	Total cost of sales	—
Cash-settled call options	—	SG&A expenses(2)	(4)	SG&A expenses(2)	—
Total	32		77		(1)

Notes to the Interim Consolidated Financial Information (unaudited)

Six months ended June 30, 2010
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(3)	Total revenues	16	Total revenues	—
		Total cost of sales	(3)	Total cost of sales	—
Commodity contracts	(2)	Total cost of sales	4	Total cost of sales	—
Cash-settled call options	(8)	SG&A expenses(2)	(7)	SG&A expenses(2)	—
Total	(13)		10		—

Three months ended June 30, 2011
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(17)	Total revenues	37	Total revenues	(1)
		Total cost of sales	(1)	Total cost of sales	—
Commodity contracts	—	Total cost of sales	3	Total cost of sales	(1)
Cash-settled call options	(5)	SG&A expenses(2)	(6)	SG&A expenses(2)	—
Total	(22)		33		(2)

Three months ended June 30, 2010
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(31)	Total revenues	1	Total revenues	—
		Total cost of sales	(2)	Total cost of sales	—
Commodity contracts	(6)	Total cost of sales	3	Total cost of sales	—
Cash-settled call options	(13)	SG&A expenses(2)	(6)	SG&A expenses(2)	—
Total	(50)		(4)		—

(1) OCI represents “Accumulated other comprehensive loss”.

(2) SG&A expenses represent “Selling, general and administrative expenses”

Derivative gains of $54 million and $4 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the six months ended June 30, 2011 and 2010, respectively. During the three months ended June 30, 2011 and 2010, derivative gains of $22 million and derivative losses of $7 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings, respectively.

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the six and three months ended June 30, 2011 and 2010, was not significant.

Notes to the Interim Consolidated Financial Information (unaudited)

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Six months ended June 30, 2011
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(23)	Interest and other finance expense	23

Six months ended June 30, 2010
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	4	Interest and other finance expense	(4)

Three months ended June 30, 2011
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(2)	Interest and other finance expense	2

Three months ended June 30, 2010
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(7)	Interest and other finance expense	7

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Six months ended June 30,		Three months ended June 30,
not designated as a hedge	Location	2011	2010	2011	2010
Foreign exchange contracts	Total revenues	144	22	102	(72)
	Total cost of sales	19	(106)	(3)	(11)
	Interest and other finance expense	503	325	318	242
Embedded foreign exchange contracts	Total revenues	(61)	(125)	(61)	(31)
	Total cost of sales	18	(11)	9	(20)
Commodity contracts	Total cost of sales	(17)	(7)	(8)	(13)
Cash-settled call options	Interest and other finance expense	—	(1)	—	(1)
Total		606	97	357	94

Notes to the Interim Consolidated Financial Information (unaudited)

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	June 30, 2011
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	77	23	16	11
Commodity contracts	3	—	1	—
Interest rate contracts	6	34	—	—
Cash-settled call options	40	18	—	—
Total	126	75	17	11
Derivatives not designated as hedging instruments:
Foreign exchange contracts	364	63	126	23
Commodity contracts	9	3	8	1
Interest rate contracts	—	—	—	1
Cash-settled call options	—	—	—	—
Embedded foreign exchange derivatives	32	19	143	49
Total	405	85	277	74
Total fair value	531	160	294	85

	December 31, 2010
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	106	39	23	12
Commodity contracts	8	—	—	—
Interest rate contracts	14	50	—	—
Cash-settled call options	18	25	—	—
Total	146	114	23	12
Derivatives not designated as hedging instruments:
Foreign exchange contracts	435	62	140	14
Commodity contracts	42	2	7	—
Interest rate contracts	—	—	—	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	23	4	134	50
Total	500	70	281	65
Total fair value	646	184	304	77

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at June 30, 2011, and December 31, 2010, have been presented on a gross basis.

Note 6. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity, interest rate and equity derivatives and available-for-

Notes to the Interim Consolidated Financial Information (unaudited)

sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:

Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as foreign exchange futures and specific government securities.

Level 2:

Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include investments in certain funds, interest rate swaps, commodity swaps, cash-settled call options, as well as foreign exchange forward contracts and foreign exchange swaps.

Level 3:	Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable inputs).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purposes of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Notes to the Interim Consolidated Financial Information (unaudited)

Recurring fair value measures

The following tables show the fair value of financial assets and liabilities measured at fair value on a recurring basis:

	June 30, 2011
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	—	—	—
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	57	—	60
Debt securities—U.S. government obligations	151	—	—	151
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	144	—	144
Available-for-sale securities in “Other non-current assets”
Equity securities	11	—	—	11
Derivative assets—current in “Other current assets”	4	527	—	531
Derivative assets—non-current in “Other non-current assets”	—	160	—	160
Total	172	888	—	1,060
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	2	292	—	294
Derivative liabilities—non-current in “Other non-current liabilities”	—	85	—	85
Total	2	377	—	379

	December 31, 2010
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	381	—	381
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	1,842	—	1,845
Debt securities—U.S. government obligations	151	—	—	151
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	335	—	335
Available-for-sale securities in “Other non-current assets”
Equity securities	—	—	—	—
Derivative assets—current in “Other current assets”	12	634	—	646
Derivative assets—non-current in “Other non-current assets”	—	184	—	184
Total	169	3,376	—	3,545
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	7	297	—	304
Derivative liabilities—non-current in “Other non-current liabilities”	—	77	—	77
Total	7	374	—	381

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•                  Available-for-sale securities in “Cash and equivalents”, “Marketable securities and short-term investments” and “Other non-current assets”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category. Where the Company has invested in shares of funds, which do not have readily determinable fair values, Net Asset Value (NAV) is used as a practical expedient of fair value (without any adjustment) as

Notes to the Interim Consolidated Financial Information (unaudited)

these funds invest in high-quality, short-term fixed income securities which are accounted for at fair value. As the Company has the ability to redeem its shares in such funds at NAV without any restrictions, notice period or further funding commitments, NAV is considered Level 2.

•                  Derivatives: the fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the six and three months ended June 30, 2011 and 2010.

Disclosure about financial instruments carried on a cost basis

Cash and equivalents, receivables, accounts payable, short-term debt and current maturities of long-term debt: The carrying amounts approximate the fair values as the items are short-term in nature.

Marketable securities and short-term investments: Includes time deposits whose carrying amounts approximate their fair values (see Note 4).

Financing receivables (non-current portion): Financing receivables (including loans granted) are carried at amortized cost, less an allowance for credit losses, if required. Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-term loans granted and outstanding at June 30, 2011, were $69 million and $70 million, respectively and at December 31, 2010, were $56 million and $58 million, respectively.

Long-term debt (non-current portion): Fair values of bond issues are based on quoted market prices. The fair values of other debt are based on the present value of future cash flows, discounted at estimated borrowing rates for similar debt instruments. The carrying value and estimated fair value of long-term debt at June 30, 2011, were $2,471 million and $2,509 million, respectively, and at December 31, 2010, were $1,139 million and $1,201 million, respectively.

Note 7. Credit quality of receivables

Accounts receivable and doubtful debt allowance

Accounts receivable are recorded at the invoiced amount. The doubtful debt allowance is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. If an amount has not been settled within its contractual payment term then it is considered past due. The Company reviews the doubtful debt allowance regularly and receivable balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the amount will not be recovered.

The Company has a group-wide policy on the management of credit risk. The policy includes a credit assessment methodology to assess the creditworthiness of customers and assign to those customers a risk category on a scale from “A” (lowest likelihood of loss) to “E” (highest likelihood of loss), as shown in the following table:

Equivalent Standard & Poor’s rating
Risk category:
A	AAA to AA-
B	A+ to BBB-
C	BB+ to BB-
D	B+ to CCC-
E	CC+ to D

Notes to the Interim Consolidated Financial Information (unaudited)

Third-party agencies’ ratings are considered, if available. For customers where agency ratings are not available, the customer’s most recent financial statements, payment history and other relevant information is considered in the assignment to a risk category. Customers are assessed at least annually and more frequently when information on significant changes in the customers’ financial position becomes known. In addition to the assignment to a risk category, a credit limit per customer is set.

Information on the credit quality of trade receivables with an original maturity greater than one year and financing receivables is presented in the respective sections below.

Receivables classified as current assets

The gross amounts of, and doubtful debt allowance for, trade receivables with a contractual maturity of more than one year and other receivables (excluding tax and other receivables which are not considered to be of a financing nature), recorded in receivables, net, were as follows:

	June 30, 2011
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	273	103	376
- Collectively evaluated for impairment	315	99	414
Total	588	202	790
Doubtful debt allowance:
- From individual impairment evaluation	(27)	—	(27)
- From collective impairment evaluation	(7)	—	(7)
Total	(34)	—	(34)
Recorded net amount	554	202	756

	December 31, 2010
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	154	82	236
- Collectively evaluated for impairment	391	71	462
Total	545	153	698
Doubtful debt allowance:
- From individual impairment evaluation	(27)	—	(27)
- From collective impairment evaluation	(10)	—	(10)
Total	(37)	—	(37)
Recorded net amount	508	153	661

Notes to the Interim Consolidated Financial Information (unaudited)

Changes in the doubtful debt allowance were as follows:

	Six months ended June 30, 2011
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Balance at January 1, 2011	37	—	37
Reversal of allowance	(10)	—	(10)
Additions to allowance	7	—	7
Amounts written off	(1)	—	(1)
Exchange rate differences	1	—	1
Balance at June 30, 2011	34	—	34

	Three months ended June 30, 2011
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Balance at April 1, 2011	36	—	36
Reversal of allowance	(6)	—	(6)
Additions to allowance	1	—	1
Amounts written off	(1)	—	(1)
Exchange rate differences	4	—	4
Balance at June 30, 2011	34	—	34

The following table shows the credit risk profile, on a gross basis, of trade receivables with an original contractual maturity of more than one year and other receivables (excluding tax and other receivables which are not considered to be of a financing nature) based on the internal credit risk categories which are used as a credit quality indicator:

	June 30, 2011
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Risk category:
A	315	175	490
B	129	7	136
C	120	11	131
D	19	—	19
E	5	9	14
Total gross amount	588	202	790

	December 31, 2010
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Risk category:
A	219	125	344
B	199	5	204
C	87	12	99
D	37	2	39
E	3	9	12
Total gross amount	545	153	698

Notes to the Interim Consolidated Financial Information (unaudited)

The following table shows an aging analysis, on a gross basis, of trade receivables with an original contractual maturity of more than one year and other receivables (excluding tax and other receivables which are not considered to be of a financing nature):

	June 30, 2011
	Past due
($ in millions)	0 – 30 days	30 – 60 days	60 – 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at June 30, 2011(1)	Total
Trade receivables with original contractual maturity > 1 year	37	3	7	64	26	451	588
Other receivables	2	—	—	21	1	178	202
Total gross amount	39	3	7	85	27	629	790

	December 31, 2010
	Past due
($ in millions)	0 – 30 days	30 – 60 days	60 – 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2010(1)	Total
Trade receivables with original contractual maturity > 1 year	49	7	6	40	9	434	545
Other receivables	1	—	—	18	—	134	153
Total gross amount	50	7	6	58	9	568	698

(1) Trade receivables with original contractual maturity greater than 1 year principally represent contractual retention amounts that will become due subsequent to the completion of the long-term contract.

Receivables classified as non-current assets

The gross amounts of, and related doubtful debt allowance for loans granted, recorded in other non-current assets, were as follows:

	Loans granted
($ in millions)	June 30, 2011	December 31, 2010
Recorded gross amount:
- Individually evaluated for impairment	71	55
- Collectively evaluated for impairment	6	9
Total	77	64
Doubtful debt allowance:
- From individual impairment evaluation	(8)	(8)
- From collective impairment evaluation	—	—
Total	(8)	(8)
Recorded net amount	69	56

Changes in the doubtful debt allowance for loans granted during the six and three months ended June 30, 2011 were not significant.

The following table shows the credit risk profile, on a gross basis, of loans granted, based on the internal credit categories which are used as a credit quality indicator:

	Loans granted
($ in millions)	June 30, 2011	December 31, 2010
Risk category:
A	59	47
B	2	2
C	16	15
D	—	—
E	—	—
Total gross amount	77	64

Notes to the Interim Consolidated Financial Information (unaudited)

At June 30, 2011, and December 31, 2010, the total gross amounts of $77 million and $64 million, respectively, in the tables above were not yet due at those dates.

Note 8. Debt

In June 2011, the Company issued the following bonds at a discount and raised gross proceeds of $1,236 million:

•      $600 million aggregate principal, 2.5%, due 2016, and

•      $650 million aggregate principal, 4.0%, due 2021.

The bonds are accreted to par over their respective lives.

Note 9. Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

Contingencies related to former Nuclear Technology business

The Company retained liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering Inc. subsidiary’s Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are then incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate this contamination, based on available information, the Company believes that it may take at least until 2012 at the Windsor site and at least until 2015 at the Hematite site.

Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from the Company. Westinghouse Electric Company LLC (Westinghouse), BNFL’s former subsidiary, oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium led by Toshiba Corporation, Japan. In February 2011, the Company and Westinghouse agreed to settle and release the Company from its continuing environmental obligations under the sale agreement. Consequently, at December 31, 2010, these obligations were reclassified to current liabilities and reduced to reflect the amount of the agreed settlement; the amount was paid by the Company in February 2011.

During 2007, the Company reached an agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. Government’s Formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and the Company’s radiological license for the site.

Contingencies related to other present and former facilities primarily in North America

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and

Notes to the Interim Consolidated Financial Information (unaudited)

groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. Substantially all of one of the acquired entities remediation liability is indemnified by a prior owner. Accordingly, an asset equal to this remediation liability is included in “Other non-current assets”.

The impact of the above Nuclear Technology and other environmental obligations on “Income from continuing operations before taxes” and on “Income (loss) from discontinued operations, net of tax” was not significant for the six and three months ended June 30, 2011 and 2010.

The effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Statements of Cash Flows was as follows:

	Six months ended June 30,		Three months ended June 30,
($ in millions)	2011	2010	2011	2010
Cash expenditures:
Nuclear Technology business	135	9	4	5
Various businesses	2	3	1	1
	137	12	5	6

The Company has estimated further cash expenditures of $22 million for the remainder of 2011. These expenditures are covered by provisions included in “Provisions and other current liabilities”.

The total effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Balance Sheets was as follows:

($ in millions)	June 30, 2011	December 31, 2010
Provision balance relating to:
Nuclear Technology business	45	181
Various businesses	71	65
	116	246
Environmental provisions included in:
Provisions and other current liabilities	35	161
Other non-current liabilities	81	85
	116	246

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Asbestos obligations

The Company’s Combustion Engineering Inc. subsidiary (CE) was a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims were also brought against the Company’s former Lummus subsidiary as well as against other entities of the Company. Separate plans of reorganization for CE and Lummus, as amended, were filed under Chapter 11 of the U.S. Bankruptcy Code. The CE plan of reorganization and the Lummus plan of reorganization (collectively, the Plans) became effective on April 21, 2006 and August 31, 2006, respectively.

Under the Plans, separate personal injury trusts were created and funded to settle future asbestos-related claims against CE and Lummus and on the respective Plan effective dates, channeling injunctions were issued pursuant to Section 524(g) of the U.S. Bankruptcy Code under which all present and future asbestos-related personal injury claims filed against the Company and its affiliates and certain other entities that relate to the operations of CE and Lummus are channeled to the CE Asbestos PI Trust or the Lummus Asbestos PI Trust, respectively.

In December 2010, the Company made a payment of $25 million to the CE Asbestos PI Trust and thereby discharged its remaining payment obligations to the CE Asbestos PI Trust.

The effect of asbestos obligations on the Company’s Consolidated Income Statements was not significant for the six and three months ended June 30, 2011 and 2010.

Notes to the Interim Consolidated Financial Information (unaudited)

The effect of asbestos obligations on the Company’s Consolidated Statements of Cash Flows was as follows:

	Six months ended June 30,		Three months ended June 30,
($ in millions)	2011	2010	2011	2010

Payments	—	25	—	25

The effect of asbestos obligations on the Company’s Consolidated Balance Sheets at June 30, 2011, and December 31, 2010 was not significant.

Contingencies—Regulatory, Compliance and Legal

Gas Insulated Switchgear business

In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the Gas Insulated Switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision in January 2007 and granted the Company full immunity from fines assessed to the Company of euro 215 million under the European Commission’s leniency program.

The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount or range of loss from potential fines, if any, can be made.

Power Transformers business

In October 2009, the European Commission announced its decision regarding its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission fined the Company euro 33.75 million (equivalent to $49 million on date of payment).

The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. The Company anticipates that the German Antitrust Authority’s review will result in an unfavorable outcome with respect to the alleged anti-competitive practices and expects that a fine will be imposed. At this stage of the proceedings with the other antitrust authorities, no reliable estimate of the amount or range of loss from potential fines, if any, can be made.

Cables business

The Company’s cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities, including the European Commission, in their investigations. In July 2011, the European Commission announced that it had issued its Statement of Objections in its investigation into alleged anti-competitive practices in the cables business. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

FACTS business

In January 2010, the European Commission conducted raids at the premises of the Company’s flexible alternating current transmission systems (FACTS) business in Sweden as part of its investigation into alleged anti-competitive practices of certain FACTS manufacturers. In the United States, the Department of Justice (DoJ) also conducted an investigation into this business. The Company has been informed that the European Commission and the DoJ have closed their investigations. No fines have been imposed on the Company.

The Company’s FACTS business remains under investigation in one other jurisdiction for anti-competitive practices. Management is cooperating fully with the antitrust authority in its investigation. An informed judgment about the outcome of that investigation or the amount of potential loss or range of loss for the Company, if any, relating to that investigation cannot be made at this stage.

Notes to the Interim Consolidated Financial Information (unaudited)

Suspect payments

In April 2005, the Company voluntarily disclosed to the DoJ and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews.

In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company’s subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC have agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties alleging harm with regard to various actual or alleged cartel cases. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the abovementioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At June 30, 2011, and December 31, 2010, the Company recognized aggregate liabilities of $237 million and $220 million, respectively, included in “Provisions and other current liabilities” and in “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	Maximum potential payments
($ in millions)	June 30, 2011	December 31, 2010

Performance guarantees	162	125
Financial guarantees	83	84
Indemnification guarantees	200	203
Total	445	412

In respect of the above guarantees, the carrying amounts of liabilities at June 30, 2011, and December 31, 2010, were not significant.

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance

Notes to the Interim Consolidated Financial Information (unaudited)

guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential exposure of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $89 million and $87 million at June 30, 2011, and December 31, 2010, respectively, and is subject to foreign exchange fluctuations. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to seven years. The maximum amount payable under the guarantees was $8 million and $13 million at June 30, 2011, and December 31, 2010, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees was not significant at June 30, 2011, and December 31, 2010.

The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to thirteen years. The maximum amount payable, under the guarantees was $10 million at both June 30, 2011, and December 31, 2010.

The Company is engaged in executing a number of projects as a member of a consortium that includes third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to three years. At June 30, 2011, and December 31, 2010, the maximum payable amount under these guarantees as a result of third-party non-performance was $55 million and $15 million, respectively.

Financial guarantees

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At June 30, 2011, and December 31, 2010, the Company had $83 million and $84 million, respectively, of financial guarantees outstanding. Of each of those amounts, $16 million was issued mainly on behalf of companies in which the Company formerly had an equity interest. The guarantees outstanding have various maturity dates. The majority of the durations run to 2013, with the longest expiring in 2020.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees are described below.

The Company delivered to the purchasers of Lummus guarantees related to assets and liabilities divested in 2007. The maximum liability relating to this business, pursuant to the sales agreement, at each of June 30, 2011, and December 31, 2010, was $50 million.

The Company delivered to the purchasers of its interest in Jorf Lasfar guarantees related to assets and liabilities divested in 2007. The maximum liability relating to this business at both June 30, 2011, and December 31, 2010, amounted to $147 million and is subject to foreign exchange fluctuations.

Notes to the Interim Consolidated Financial Information (unaudited)

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provision for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2011	2010

Balance at January 1,	1,393	1,280
Claims paid in cash or in kind	(80)	(92)
Warranties assumed through acquisitions	10	—
Net increase in provision for changes in estimates, warranties issued and warranties expired	24	63
Exchange rate differences	94	(94)
Balance at June 30,	1,441	1,157

Note 10. Employee benefits

The Company operates pension plans, including defined benefit, defined contribution and termination indemnity plans in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans in certain countries.

Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements. The Company uses a December 31 measurement date for its plans.

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

	Six months ended June 30,
	2011	2010	2011	2010
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	124	98	1	1
Interest cost	205	182	6	6
Expected return on plan assets	(258)	(198)	—	—
Amortization of prior service cost	23	12	(5)	(5)
Amortization of net actuarial loss	27	40	2	3
Curtailments, settlements and special termination benefits	—	1	—	—
Net periodic benefit cost	121	135	4	5

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended June 30,
	2011	2010	2011	2010
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	64	47	—	—
Interest cost	106	86	3	3
Expected return on plan assets	(135)	(93)	—	—
Amortization of prior service cost	12	5	(3)	(3)
Amortization of net actuarial loss	9	22	1	2
Curtailments, settlements and special termination benefits	—	1	—	—
Net periodic benefit cost	56	68	1	2

Employer contributions were as follows:

	Six months ended June 30,
	2011	2010	2011	2010
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	193	111	12	6
Of which, discretionary contributions to defined benefit pension plans	32	—	—	—

	Three months ended June 30,
	2011	2010	2011	2010
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	121	55	6	—
Of which, discretionary contributions to defined benefit pension plans	32	—	—	—

The Company expects to make cash contributions totaling approximately $303 million and $21 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2011.

Note 11. Stockholders’ equity

At the Annual General Meeting of Shareholders in April 2011, shareholders approved the payment of a dividend of 0.60 Swiss francs per share. The dividend was paid in May 2011 and amounted to $1,569 million.

Upon and in connection with each launch of the Company’s management incentive plan (MIP), the Company sold call options to a bank at fair value, giving the bank the right to acquire shares equivalent to the number of shares represented by the MIP warrants and warrant appreciation rights awarded to participants. In the second quarter of 2011, the bank exercised a portion of the call options it held. As a result, 6.0 million shares were issued by the Company from contingent capital resulting in an increase in capital stock and additional paid-in capital of $105 million.

Note 12. Earnings per share

Basic earnings per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the period, assuming that all potentially

Notes to the Interim Consolidated Financial Information (unaudited)

dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share

	Six months ended June 30,		Three months ended June 30,
($ in millions, except per share data in $)	2011	2010	2011	2010

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,549	1,088	894	625
Loss from discontinued operations, net of tax	(1)	(1)	(1)	(2)
Net income	1,548	1,087	893	623

Weighted-average number of shares outstanding (in millions)	2,286	2,289	2,288	2,288

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.68	0.48	0.39	0.27
Loss from discontinued operations, net of tax	—	(0.01)	—	—
Net income	0.68	0.47	0.39	0.27

Diluted earnings per share

	Six months ended June 30,		Three months ended June 30
($ in millions, except per share data in $)	2011	2010	2011	2010

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,549	1,088	894	625
Loss from discontinued operations, net of tax	(1)	(1)	(1)	(2)
Net income	1,548	1,087	893	623

Weighted-average number of shares outstanding (in millions)	2,286	2,289	2,288	2,288
Effect of dilutive securities:
Call options and shares	4	5	4	5
Dilutive weighted-average number of shares outstanding	2,290	2,294	2,292	2,293

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.68	0.47	0.39	0.27
Loss from discontinued operations, net of tax	—	—	—	—
Net income	0.68	0.47	0.39	0.27

Note 13. Restructuring and related expenses

Cost take-out program

In December 2008, the Company announced a two-year cost take-out program that aimed to sustainably reduce the Company’s cost of sales and general and administrative expenses. The savings have been derived from initiatives such as internal process improvements, low-cost sourcing, and further measures to adjust the Company’s global manufacturing and engineering footprint to shifts in customer demand. As of December 31, 2010, the Company had substantially completed the two-year cost take-out program.

Notes to the Interim Consolidated Financial Information (unaudited)

Costs incurred under the program, per operating segment, were as follows:

($ in millions)	Cumulative costs incurred up to December 31, 2010
Power Products	122
Power Systems	139
Discrete Automation and Motion	256
Low Voltage Products	114
Process Automation	183
Corporate and Other	22
Total	836

($ in millions)	Cumulative costs incurred up to December 31, 2010
Employee severance costs	536
Estimated contract settlement, loss order and other costs	230
Inventory and long-lived asset impairments	70
Total	836

The Company recorded the following expenses under this program:

($ in millions)	Six months ended June 30, 2010	Three months ended June 30, 2010
Total cost of sales	47	44
Selling, general and administrative expenses	14	11
Other income (expense), net	16	15
Total	77	70

Other restructuring-related activities

In 2011, the Company executed other minor restructuring-related activities. In the six months ended June 30, 2011, the Company incurred costs of $28 million which were mainly recorded in total cost of sales. These costs related to employee severance ($5 million), estimated contract settlement, loss order and other costs ($16 million) as well as inventory and long-lived asset impairments ($7 million).

At June 30, 2011, the balance of restructuring and related liabilities is primarily included in “Provisions and other current liabilities” on the balance sheet.

Note 14. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products and Process Automation. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:

•                  Power Products: manufactures and sells high- and medium- voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and

Notes to the Interim Consolidated Financial Information (unaudited)

control products and services and incorporating components manufactured by both the Company and by third parties.

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, rectifiers, excitation systems, robotics, and related services for a wide range of applications in factory automation, process industries, and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. The segment also makes intelligent building control systems for home and building automation to improve comfort, energy efficiency and security.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, and utility automation industries.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor activities.

The Company evaluates performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest and other finance expense, provision for taxes, and income (loss) from discontinued operations, net of tax. The Company presents segment revenues, earnings before interest and taxes and total assets. The Company accounts for intersegment sales and transfers as if the sales and transfers were to third parties, at current market prices.

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Consequently, as of June 30, 2011, segment results below have been presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated earnings before and interest and taxes. Furthermore, the Company refined its methodology to eliminate profit on inventory resulting from intersegment revenues. These changes in presentation resulted in no significant reclassifications between segments and no change to the Company’s consolidated earnings before interest and taxes.

The following tables summarize information for each segment:

	Six months ended June 30, 2011
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	4,214	896	5,110	767
Power Systems	3,737	121	3,858	299
Discrete Automation and Motion	3,795	333	4,128	574
Low Voltage Products	2,429	163	2,592	469
Process Automation	3,886	109	3,995	474
Corporate and Other	21	739	760	(243)
Intersegment elimination	—	(2,361)	(2,361)	10
Consolidated	18,082	—	18,082	2,350

Notes to the Interim Consolidated Financial Information (unaudited)

	Six months ended June 30, 2010
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	4,012	835	4,847	776
Power Systems	2,931	88	3,019	10
Discrete Automation and Motion	2,192	308	2,500	361
Low Voltage Products	1,982	131	2,113	347
Process Automation	3,364	108	3,472	347
Corporate and Other	26	697	723	(169)
Intersegment elimination	—	(2,167)	(2,167)	12
Consolidated	14,507	—	14,507	1,684

	Three months ended June 30, 2011
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	2,308	475	2,783	417
Power Systems	1,957	68	2,025	194
Discrete Automation and Motion	2,058	190	2,248	349
Low Voltage Products	1,308	89	1,397	234
Process Automation	2,038	57	2,095	223
Corporate and Other	11	386	397	(115)
Intersegment elimination	—	(1,265)	(1,265)	35
Consolidated	9,680	—	9,680	1,337

	Three months ended June 30, 2010
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	2,114	414	2,528	421
Power Systems	1,594	41	1,635	17
Discrete Automation and Motion	1,133	154	1,287	200
Low Voltage Products	1,034	68	1,102	205
Process Automation	1,684	53	1,737	189
Corporate and Other	14	344	358	(67)
Intersegment elimination	—	(1,074)	(1,074)	10
Consolidated	7,573	—	7,573	975

(1) Earnings before interest and taxes are presented before the elimination of intersegment profits made on inventory sales.

	Total assets(1)
($ in millions)	June 30, 2011	December 31, 2010
Power Products	7,480	7,205
Power Systems	6,825	6,039
Discrete Automation and Motion	9,151	3,696
Low Voltage Products	3,439	2,899
Process Automation	5,229	4,728
Corporate and Other	7,745	11,728
Consolidated	39,869	36,295

(1) Total assets are after intersegment eliminations and therefore refer to third-party assets only.

April — June 2011 — Q2

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, options and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Peter Leupp *	26.4.2011	Shares	8,597		CHF 22.56
Tarak Mehta *	26.4.2011	Shares	2,786		CHF 22.56
Veli-Matti Reinikkala *	26.4.2011	Shares	4,806		CHF 22.56
Diane de Saint Victor *	26.4.2011	Shares	8,178		CHF 22.56
Brice Koch *	26.4.2011	Shares	3,200		CHF 22.56
Ulrich Spiesshofer *	26.4.2011	Shares	8,309		CHF 22.56
Michel Demaré *	26.4.2011	Shares	10,490		CHF 22.56
Bernhard Jucker *	26.4.2011	Shares	6,817		CHF 22.56
Gary Steel *	26.4.2011	Shares	6,044		CHF 22.56
Joe Hogan *	26.4.2011	Shares	18,846		CHF 22.56
Frank Duggan **	27.05.2011	Call Option	209,715		CHF 0.09
Hubertus von Grünberg ***	10.6.2011	Shares	19,303		CHF 21.73
Jacob Wallenberg ***	10.6.2011	Shares	2,388		CHF 21.73
Hans Ulrich Maerki ***	10.6.2011	Shares	8,757		CHF 21.73
Roger Agnelli ***	10.6.2011	Shares	2,388		CHF 21.73
Michel de Rosen ***	10.6.2011	Shares	2,388		CHF 21.73
Michael Treschow ***	10.6.2011	Shares	2,419		CHF 21.73
Louis R. Hughes ***	10.6.2011	Shares	2,388		CHF 21.73

Key:

*  Shares were granted under the 2008 ABB Long Term Incentive Plan (LTIP)

** Options were granted under the 2008 ABB Management Incentive Plan

*** Shares were granted as part of the ABB Ltd Director’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: July 21, 2011	By:	/s/ Johanna Henttonen
	Name:	Johanna Henttonen
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance